Where Food Comes From Inc. 8-K
Exhibit 2.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement"), is made and entered into effective as of September 16, 2013, by and between Validus Verification Services LLC, a Colorado limited liability company (the "Company") and Earl Dotson, an individual residing in Cameron, Missouri ("Executive").

Recitals

A.          Pursuant to that certain Asset Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and among the Company, Praedium Ventures, LLC (formerly known as Validus Ventures, LLC), a Delaware limited liability company ("Seller"), and the members of Seller, the Company will acquire the assets of Seller relating to the Acquired Business (as that term is defined in the Purchase Agreement), as more specifically described in the Purchase Agreement.

B.          It is a condition to the closing of the transactions under the Purchase Agreement that the Executive enter into this Agreement pursuant to which the Company shall employ the Executive.

C.          The Company desires to employ the Executive, and the Executive desires to be employed by the Company, pursuant to the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereto hereby agree as follows:

ARTICLE I.
EMPLOYMENT AND DUTIES

1.1)        Employment and Duties. The Company hereby employs Executive to fulfill the duties of President and Chief Executive Officer ("CEO") of the Company and Executive hereby accepts such employment. Executive further agrees to devote Executive's best efforts to the interests of the Company, and shall perform such duties as are customary in these positions or as are reasonably assigned to Executive by the board of managers (the "Board of Directors"), including employment with and performance of services for any present or future affiliate or subsidiary of the Company, as designated by the Board of Directors. The Executive shall report directly to the Board, and (i) shall have such duties, authority, discretion and responsibilities as are consistent with the duties, authority, discretion and responsibilities of a President and Chief Executive Officer in a company of similar size in a similar business and industry; and (ii) shall dedicate at least such amount of time as is consistent with and necessary for the duties, authority, discretion and responsibilities of a President and Chief Executive Officer in a company of similar size in a similar business and industry. Notwithstanding the foregoing provisions of this Section 1.1), the parties understand and agree that Executive will be simultaneously employed by Praedium Ventures, LLC ("Praedium") and serving as its President and CEO. Praedium will continue its business operations following closing of the transactions under the Purchase Agreement. The parties further acknowledge and agree that Executive's time and efforts will be divided approximately 75% for Company and 25% for Praedium.

1.2)        Location of Duties. The duties to be performed by the Executive hereunder shall be performed primarily at the Company's office location in Des Moines, Iowa, subject to reasonable travel requirements on behalf of the Company.

1.3)        Term of Employment. The term of this Agreement shall commence on September 17, 2013 (the "Effective Date"), and shall, unless earlier terminated as provided in Article III of this Agreement, continue as follows:

(a)          The initial term of this Agreement shall be thirty (30) months, expiring on March 16, 2016 at 11:59PM; and

(b)          Unless the Company or Executive has given written notice of termination of this Agreement or gives written notice of non-renewal to the other at least ninety (90) days prior to each scheduled date of expiration, the Agreement shall automatically renew for an additional term of one (1) year (each a "Renewal Year") from the scheduled date of expiration.

ARTICLE II.
COMPENSATION AND FRINGE BENEFITS

2.1)        Compensation and Fringe Benefits. For all the services rendered by Executive to the Company in any capacity, Executive shall be compensated by the Company in accordance with this Article II.

2.2)        Base Salary. The Company shall pay Executive a base salary of no less than $163,194.00 for the 2013 calendar year (prorated to reflect employment from the Effective Date), and such amount, less withholdings required by federal, state and local laws, shall constitute Executive's initial base salary. Executive shall be entitled to a four percent (4%) increase in his annual base salary for each subsequent year of employment with the Company in which the Company achieves specific annual performance milestones. The performance milestones for 2013 and 2014 are set forth at Section 2.3)( a) and(b); performance milestones for later years during the term of this Agreement shall be set forth by the Board in the Company's Business Plan beginning in 2014 for the year 2015. Executive's base salary in any given year plus any applicable four percent (4%) annual increase shall comprise the subsequent year's base salary (the "Base Salary"). The Base Salary shall be paid in accordance with the Company's regular payroll practices. During the term of this Agreement and any Renewal Year, the Base Salary shall be set annually by the Board, but shall not be less than 100% of Executive's most recent Base Salary. The Board shall provide written notice of the Executive's proposed Base Salary for each Renewal Year at least ninety (90) days prior to each scheduled date of renewal; this notice shall set forth a proposed Base Salary only, based on projections of the Company's performance with respect to the applicable annual performance milestones, and the actual Base Salary for such subsequent year shall be based on the Company's actual performance with respect to the performance milestones.

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2.3)        Annual Incentive Compensation. Executive shall be eligible for an annual four percent (4%) pay raise ("the 4% Raise") and an annual bonus ("the Performance Bonus") of up to thirty-five percent (35%) of Base Salary for each year during the Term of this Agreement, subject to achievement of specific performance milestones for 2013 and 2014 as set forth below in subsection (a) and (b) of this Section 2.3), and for each subsequent year as set forth by the Board in the Company's Business Plan beginning in the year 2014 for the year 2015.

(a)           2013 Performance Milestones and Eligible Percentage (%) of Bonus/Pay Raise.

(1)           Executive shall be eligible for an annual Performance Bonus for the 2013 calendar year (prorated to reflect employment from the Effective Date) and the 4% Raise for 2014, based on his achieving the following performance milestones:

(i)           Achieving at least 100% of forecasted gross revenue of $2,215,000; and

(ii)          Achieving at least 100% of forecasted EBITDA of $221,500.

(2)           Executive shall be entitled to receive the 4% Raise over current Base Salary for 2013 for the 2014 calendar year if Executive achieves either of the performance milestones in (a)(1)(i) or (a)(1)(ii) for the 2013 calendar year.

(3)           Executive shall be entitled to receive the annual Performance Bonus amount, less the 4% Raise, for each of the performance milestones in (a)(1)(i) and (a)(1)(ii) that are achieved for the 2013 calendar year (i.e., 50% of the Performance Bonus for each performance milestone achieved).

(b)           2014 Performance Milestones and Eligible Percentage (%) of Bonus/Pay Raise.

(1)           Executive shall be eligible for an annual Performance Bonus for the 2014 calendar year and the 4% Raise for 2015, based on his achieving the following performance milestones:

(i)           Achieving at least 100% of forecasted gross revenue of $2,547,000; and

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(ii)          Achieving at least 100% of forecasted EBITDA of $254,700.

(2)           Executive shall be entitled to the 4% Raise over current Base Salary for 2014 for the 2015 calendar year if Executive achieves either of the performance milestones in (b)(1)(i) or (b)(1)(ii) for the 2014 calendar year.

(3)           Executive shall be entitled to receive the annual Performance Bonus amount, less the 4% Raise, for each of the performance milestones in (b)(1)(i) and (b)(1)(ii) that are achieved for the 2014 calendar year (i.e., 50% of the Performance Bonus for each performance milestone achieved).

(c)           Examples. Set forth on Schedule 1, attached hereto, are several illustrative examples of the 4% Raise and the annual Performance Bonus calculations.

2.4)        Expenses. The Company shall reimburse the Executive for all reasonable expenses incurred by him in the course of performing his duties under this Agreement that are consistent with the Company's policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company's requirements with respect to reporting and documentation of such expenses. Executive shall also be reimbursed at seventy five percent (75%) of Executive's driving mileage for one (1) roundtrip per week during the year between his home in Cameron, Missouri and the Company's offices in Des Moines, Iowa at the applicable rate set forth by the Internal Revenue Service.

2.5)        Health Plan and Other Benefits. The Executive shall be entitled to all rights and benefits for which he shall be eligible under any retirement, retirement savings, profit-sharing, pension or welfare benefit plan, life, disability, health, dental, hospitalization and other forms of insurance and all other so-called "fringe" benefits, on the same terms that the Company provides to other executive level employees of the Company (subject to all restrictions on participation that may apply under federal and state tax laws). Executive will not be eligible or entitled to participate in benefit plans offered by Where Food Comes From, Inc., the majority member of the Company (including without limitation, participation in any stock options plans).

2.6)        Vacations. The Executive shall be entitled to reasonable paid vacation time of fifteen (15) business days per calendar year (including a full 15 days for the remaining portion of the 2013 calendar year); provided that the Executive shall schedule the timing and duration of his vacations in a reasonable manner taking into account the needs of the business of the Company.

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ARTICLE III.
TERMINATION OF EMPLOYMENT

3.1)        Termination. Executive's employment hereunder shall terminate (the date of such termination being the "Termination Date") on the earliest to occur of (a) Executive's death; (b) Executive's Disability (as hereinafter defined); (c) the Company's termination of Executive's employment for Cause (as hereinafter defined); (d) the Company's termination of Executive's employment for any reason other than Cause upon not less than thirty (30) days' prior written notice to Executive; (e) the Executive's notice to the Company of his resignation or termination of Executive's employment with or without Good Reason (as hereinafter defined); (f) for not achieving the performance criteria (as hereinafter defined) or (g) the effective date of non-renewal of this Agreement, delivered in writing as set forth above. For purposes of this Agreement:

(a)           "Disability" includes (1) being declared physically or mentally disabled by either a disability insurance carrier that provides disability insurance for Executive or by a licensed physician who has examined or is treating Executive, and such disability continues for 120 consecutive days or for a total of 180 days in any 12-month period; or (2) Executive being, for any reason, unable to maintain active participation in the Company's business for 120 consecutive days or for a total of 180 days in any 12-month period; provided, however, that nothing in this Agreement shall require, result in or permit termination by reason of Disability in violation of applicable law, including, without limitation, the Americans with Disabilities Act.

(b)         "Cause" shall mean:

(1)           Serious neglect by the Executive in the performance of his duties that results in a material adverse effect on the Company, which is not cured within fifteen (15) days after the Company gives the Executive written notice of such neglect;

(2)           Executive's commission of a crime involving fraud, misappropriation, embezzlement or any criminal acts (defined as punishable by imprisonment), regardless of whether such crime involves the Company;

(3)           A material breach by the Executive of this Agreement that is not cured within fifteen (15) days following the Executive's receipt of written notice of such breach from the Company;

(4)           Executive's use of any controlled substance or use of alcohol to an extent that it interferes on a continuing and material basis with the performance of his duties under this Agreement; and

(5)           Executive in his official capacity taking actions on behalf of the Company that are beyond the scope of his authority, and inconsistent with his responsibilities, as CEO.

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(c)           "Good Reason" includes Executive's resignation subsequent to the occurrence of any of the following: (1) a material adverse change in the responsibilities or duties of the Executive as set forth in this Agreement without the Executive's prior consent (other than the hiring of employees of the Company that report to the Executive or the Executive's election to reduce his responsibilities and duties pursuant to mutual agreement with the Board); (2) any material reduction in the Executive's Base Salary or benefits; (3) the principal place of performance of Executive's duties is relocated to a location more than one hundred fifty (150) miles from Cameron, Missouri; (4) the Company fails to deliver to the Executive any compensation called for by this Agreement; or (5) a material breach by the Company of this Agreement that is not cured within fifteen (15) days of receipt of such breach in writing.

(d)           "Performance Criteria" shall mean:

(1)           The Company has negative EBITDA for either of the following time periods: (i) any three (3) consecutive calendar quarters during the term of this Agreement (with the first of any such three quarters beginning after the date hereof) or (ii) any twelve-month period ending on the last day of any calendar quarter during the term of this Agreement with the first month of such twelve-month period beginning no earlier than the date hereof (EBITDA to be determined in good faith by the Board consistent with the Company's practices).

(2)           The following list of extenuating circumstances represents potential causes or events reasonably beyond the control of Executive and may be considered by the Board should performance criteria not be achieved. This includes but is not limited to the following:

(i)           A disease outbreak affecting customers of the Company that prevents or significantly delays scheduled audits under contract. For example, porcine epidemic diarrhea virus (PEDV);

(ii)          Acts of God, war, acts of terrorism, fire or flood;

(iii)         Adverse change in the Company's business resulting from changes in laws or regulations applicable to the Company's business; and

(iv)        Other similar causes or events reasonably beyond the control of Executive.

3.2)        Amount Payable upon Termination.

(a)           Death or Disability. In the event of Termination upon death or Termination for Disability, the Executive (or his legal representative) shall be entitled to receive in cash an amount equal to any accrued and unpaid Base Salary to the Termination Date, which amount shall be paid in accordance with the Company's existing payroll practices.

(b)           Termination for Cause. In the event of a Termination for Cause pursuant to Section 3.1)(b)(1-4), the Executive shall be entitled to receive in cash an amount equal to any accrued and unpaid Base Salary up to the Termination Date, which amount shall be paid in accordance with the Company's existing payroll practices.

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(c)           Termination without Cause. In the event of Termination without Cause, Executive shall be paid for the remaining portion of the initial thirty (30) month Term, which amount shall be paid monthly in accordance with the Company's existing payroll practices. As a condition to the Company's obligation to make this severance payment hereunder, the Executive will execute and deliver a general release in form and substance satisfactory to the Company (included as Exhibit A to this Agreement).

(d)           Termination by Executive for Good Reason. In the event that Executive resigns due to Good Reason, Executive shall be paid for the remaining portion of the initial thirty (30) month Term, which amount shall be paid in accordance with the Company's existing payroll practices. As a condition to the Company's obligation, if any, to make severance payments hereunder, the Executive will execute and deliver a general release in form and substance satisfactory to the Company (included as Exhibit A to this Agreement).

(e)           Termination for Not Achieving Performance Criteria. In the event of a Termination for Not Achieving Performance Criteria pursuant to Section 3.1)(d), the Executive shall be entitled to receive in cash an amount equal to one-twelfth (1/12) of the Executive's annual Base Salary hereunder (at the rate then in effect) payable monthly for the period commencing on the Termination Date and ending six (6) months after the Termination Date (such six (6) month period being hereinafter referred to as the "Severance Period"), paid in accordance with the Company's existing payroll practices. As a condition to the Company's obligation to make severance payments hereunder, Executive will execute and deliver a general release in form and substance satisfactory to the Company (included as Exhibit A to this Agreement).

(f)           Resignation or Termination Upon Expiration of the Term. In the event of Executive's resignation without Good Reason or a termination for non-renewal of this Agreement at the end of the Term or any extension thereof, the Executive shall be entitled to receive in cash an amount equal to any accrued and unpaid Base Salary to the Termination Date, which amount shall be paid in accordance with the Company's existing payroll practices.

ARTICLE IV.
NON-COMPETE AGREEMENT

4.1)        Non-Competition.

(a)           Executive agrees that, during the term of employment, as initially agreed upon or as extended in this Agreement, and for a period of 24 months after the term of employment ends, whether voluntarily or involuntarily, Executive will not directly or indirectly anywhere in the Restricted Territory (defined below):

(1)           Induce or attempt to induce any person who is employed by or otherwise engaged to perform services for the Company to cease working for the Company, or hire or engage in any way any person who was employed with the Company at any time during Executive's employment or thereafter;

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(2)           Induce or attempt to induce any Customer (defined below), client, Vendor (defined below), or supplier of the Company to cease doing business with the Company, or contract with or engage in business with any Customer, client, Vendor or supplier of the Company; or

(3)           Engage or participate, either individually or as an employee, contractor, consultant, principal, owner, partner, agent, trustee, officer, director or shareholder of a corporation, partnership or other business entity, in any business which competes with the Company or engages in any line of business, including the Acquired Business (defined below), in which the Company is engaged now or at any time during Executive's employment, or which the Company, at any time, has stated its intention to engage. Notwithstanding the foregoing, nothing in this Article shall prohibit Executive from being a passive owner of not more than five percent (5%) of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

(b)           The following terms shall have the meanings set forth below for purposes of this Section 4.1(a).

(1)           "Acquired Business" shall have the meaning set forth in the Purchase Agreement.

(2)           "Customer" shall mean any natural person or business entity, or groups of natural persons or business entities that, within twelve (12) months prior to the Termination Date, purchased products or services from the Company or its subsidiaries and with whom Executive had relations or contact during such period. Customers also include prospective customers or groups of customers the Company or its subsidiaries have directly targeted or stated an intention to target, as evidenced by written business, marketing or sales plans, strategies or reports of the Company, which were prepared within the twelve (12) months prior to the Termination Date and with whom Executive had relations or contact during such period.

(3)           "Restricted Territory" means (a) an area encompassing the United States of America, and (b) in the event that all of the preceding subsection (a) shall be determined by judicial action to be unenforceable, an area encompassing any State in which Executive or the Company has engaged in the Company's Business or has proposed to engage in the Company's Business at any time during the immediately preceding two years.

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(4)           "Vendors" shall mean any natural person or business entity, or groups of natural persons or business entities that, within twelve (12) months prior to the Termination Date, sold products or services to the Company or its subsidiaries and with whom Executive had relations or contact during such period. Vendors also include prospective vendors or groups of vendors the Company or its subsidiaries have directly or indirectly targeted or intend to target, as evidenced by a business, marketing or sourcing plan, strategy or report within the twelve (12) months prior to the Termination Date and with whom Executive had relations or contact during such period.

4.2)        Executive May Continue to Work With Seller. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall be deemed to prohibit Executive from working with Seller/Praedium in any capacity, or with any customer, client, vendor, or supplier of the Company (NewCo) which is also a customer, client, vendor, or supplier of Seller/Praedium, so long as such work or service by Executive on behalf of Seller is done subject to and in accordance with the restrictive covenants of Seller and Executive set forth in the Purchase Agreement.

4.3)        Acknowledgements of Executive. Executive acknowledges that the Company has expended substantial time and expense in the acquisition, research and development of processes, technology, techniques and products which are unique to the Company or not generally known to others and which could be unfairly taken or used by others in competition with the Company, and further acknowledges that competition with the Company is not based strictly on geographical location. In addition, Executive agrees that his position with the Company will place him in a position to be able to pirate business from the Company, or otherwise unjustly enrich himself at the expense of the Company, but for the restrictions contained in this Article.

4.4)        Enforcement.

(a)           Executive agrees that (i) the Company will be irreparably harmed, (ii) damages alone cannot adequately compensate the Company if there is a violation or breach by Executive of this Agreement, and (iii) that injunctive relief is essential for the protection of the Company.

(b)           Executive therefore agrees that the Company shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations under Article IV of this Agreement not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief. In any such action, the Company shall not be required to post any bond or security.

(c)           Such actions to enforce or prevent any violations, whether anticipatory, continuing or future, of the provisions of this Article IV, shall include, without limitation, the extension of the non-competition period hereunder by a period equal to (i) the length of the violation plus (ii) the length of any court proceedings necessary to stop such violation.

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(d)           Failure by the Company to declare any breach or exercise any right under this Agreement shall not waive such breach, and the Company will have the right at any time to declare that breach and take any action permitted by law.

(e)           The Company's waiver of or failure to exercise its rights under this Agreement with respect to Executive's violation of any provision of Article IV of this Agreement shall not operate or be construed as a waiver of any other violation of such provision or any other provision in this Agreement.

(f)           It is the desire and intent of the Company and Executive that the provisions contained in this Article IV be enforced to the fullest extent permissible under the laws and public policy applied in each jurisdiction in which enforcement is sought. Therefore, if a court determines that the scope of the restrictions contained in this Article is too broad under law to permit enforcement of such restrictions to their full extent, then such restrictions shall be construed or re-written so as to be enforceable to the maximum extent permitted by law, and Executive hereby consents, to the extent Executive may lawfully do so, to the judicial modification of the scope of such restrictions in any proceeding brought to enforce such restrictions.

4.5)        Independent Covenants; Survival of Covenants. The covenants on the part of Executive contained in this Article IV shall be construed as an agreement independent of any other provisions of this Agreement except the obligations of the Company to make the payments required under this Agreement. The parties agree that relief for any claim or cause of action of Executive against the Company, whether predicated on this Agreement or otherwise, shall be measured in damages, and shall not constitute a defense to enforcement by the Company of those covenants. The remedies contained in Article IV herein shall, in all events, survive the termination of this Agreement and/or termination of Executive's employment.

ARTICLE V.
CONFIDENTIAL INFORMATION

5.1)        Definition. For purposes of this Agreement, "Confidential Information" shall mean any information, compilation of information, knowledge and know-how that Executive receives from the Company, becomes aware of, learns of or develops during the course of Executive's employment which is not generally known or readily ascertainable by proper means by persons who are not employees of the Company. It includes, but is not limited to, information relating to any of the business affairs of the Company, trade secrets, pricing information, marketing information, selling information, leasing information, servicing and financing information, compensation information, customer and client information, customer lists, manuals, training material, correspondence, research and development, engineering and other manufacturing processes, and any other material relating to the business of the Company. Confidential Information shall include the Acquired Data and Database Apps (as defined in the Purchase Agreement).

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5.2)        Non-Disclosure Of Confidential Information. Executive shall not in any manner or form disclose, provide or otherwise make available, in whole or in part, any Confidential Information to any person or entity except in furtherance of the Company's business during Executive's employment by the Company. Executive shall not in any manner or form use or permit others within Executive's control to use any Confidential Information for Executive's own benefit or for the benefit of any person or entity other than the Company (except customers of the company in connection with the Company's dealings with such customers), without the prior written consent of the Company. Executive shall take all necessary or advisable action, whether by instruction, agreement or otherwise, to ensure the protection, confidentiality and security of, and to satisfy Executive's obligations under this Agreement with respect to the protection, confidentiality and security of, all Confidential Information. The obligations of this Section are continuing and will survive the termination of this Agreement and/or the termination of Executive's employment with Company for any reason. However, these obligations do not apply to any Confidential Information that is now, or becomes, generally available to the public through no fault of Executive or to Executive's disclosure of any Confidential Information required by law or judicial or administrative process. These obligations shall expire if the Company ceases or abandons its business or substantially reduces its operations.

5.3)        Documents And Tangible Items. All documents and tangible items, including, but not limited to, manuals, written descriptions and other documentary evidence or manifestations of Confidential Information and Innovations provided to Executive by the Company or created by Executive for use in connection with Executive's employment with the Company are the property of the Company. Upon termination of Executive's employment with the Company, Executive shall promptly return all such documents and tangible items together with all copies, recordings, abstracts, notes, computer diskettes, computer or computer assisted data storage or reproductions of any kind made from or about the documents and tangible items or the information they contain.

5.4)        Remedies. Executive agrees that all of the provisions contained in Article V herein are necessary to protect the legitimate business interests of the Company and to prevent the unauthorized dissemination and use of Confidential Information to and by competitors of the Company. Executive also agrees that the Company will be irreparably harmed, that damages alone cannot adequately compensate the Company if there is a violation or breach by Executive of this Agreement, and that injunctive relief is essential for the protection of the Company. Executive therefore agrees that the Company shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations under Article V of this Agreement not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief without posting any bond or security to enforce or prevent any violations, whether anticipatory, continuing or future, of the provisions of this Article V, including, without limitation, the extension of the non-competition period hereunder by a period equal to (i) the length of the violation plus (ii) the length of any court proceedings necessary to stop such violation. Failure by the Company to declare any breach or exercise any right under this Agreement shall not waive the breach, and the Company will have the right at any time to declare that breach and take any action permitted by law. The Company's waiver of or failure to exercise its rights under this Agreement with respect to Executive's violation of any provision of Article V of this Agreement shall not operate or be construed as a waiver of any other violation of such provision or any other provision in this Agreement.

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5.5)        Public Policy. It is the desire and intent of the Company and Executive that the provisions contained in this Article V be enforced to the fullest extent permissible under the laws and public policy applied in each jurisdiction in which enforcement is sought. Accordingly, if, at the time of enforcement of Article V of this Agreement, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area.

5.6)        Independent Covenants; Survival of Covenants. The covenants on the part of Executive contained in this Article V shall be construed as an agreement independent of any other provisions of this Agreement, and it is agreed that relief for any claim or cause of action of Executive against the Company, whether predicated on this Agreement or otherwise, shall be measured in damages, and shall not constitute a defense to enforcement by the Company of those covenants. The remedies contained in Article V herein shall, in all events, survive the termination of this Agreement and Executive's employment.

5.7)        Representations by Executive. Executive acknowledges and represents to the Company that the restrictions contained in this Article V have been fully negotiated, that Executive has had the opportunity to be represented by Executive's own legal counsel in connection with the drafting of the scope and duration of the restrictive covenants contained herein, that the covenants of the Company under this Agreement are adequate and fair consideration for Executive's agreement to be bound by this Article V, and that Executive possesses adequate skill, ability, and experience to gain other employment upon termination of Executive's employment with the Company without violating the covenants contained in this Article V.

ARTICLE VI.
MISCELLANEOUS

6.1)        Representations and Covenants by the Executive. The Executive represents and warrants that: (i) his execution, delivery and performance of this Agreement do not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which he is a party or by which he is bound, (ii) he is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any person or entity other than the Company and he is not subject to any other agreement that would prevent him from performing his duties for the Company or otherwise complying with this Agreement, (iii) he is not subject to or in breach of any nondisclosure agreement, including any agreement concerning trade secrets or confidential information owned by any other party, and (iv) he has the legal capacity to execute this Agreement.

6.2)        Notices. All notices given hereunder shall be in writing, and shall be personally served or sent by registered or certified mail, return receipt requested. Notices to the Company shall be given to John Saunders and Leann Saunders, managers of the Company, at 221 Wilcox St., Castle Rock, CO 80104. Notices to Executive shall be addressed to Executive at Executive's residence address as the same appears on the records of the Company. Notices to the Company or Executive shall be sent to such other addresses as the Company or Executive shall specify in writing to the other.

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6.3)        Entire Agreement. This Agreement is the entire agreement between the parties concerning the subject matter hereof, and supersedes and replaces any existing agreement between the parties hereto relating to Executive's employment, and the Company and Executive hereby acknowledge that there are no other agreements or understandings of any nature, oral or written, regarding Executive's employment, apart from this Agreement.

6.4)        Rules of Construction. Each party has participated in the drafting of this Agreement; accordingly, any uncertainty or ambiguity shall not be interpreted against any one party.

6.5)        Modification Of Agreement. No provisions of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing signed by Executive and the Company.

6.6)        Waiver. No waiver by either party hereto at any time of any breach of or noncompliance with any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or any prior or subsequent time. No failure on the part of the Company to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder by the Company preclude any other or further exercise thereof or the exercise of any other right.

6.7)        Severability. It is agreed and understood by the parties hereto that if any part, term or provision of this Agreement is held unenforceable in the jurisdiction in which either party seeks enforcement of the Agreement, this Agreement shall be construed as if not containing the invalid provision or provisions. Invalidity or unenforceability of any portion or provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement, which shall remain in full force and effect, and shall govern the rights and obligations of the parties hereto.

6.8)        Governing Law & Sole Forum. This Agreement shall be construed and enforced in accordance with the laws of the State of Colorado, without regard to its choice of law provisions. By executing this Agreement, the parties do hereby agree and submit to personal jurisdiction in the State of Colorado for the purposes of any suit or proceeding arising out of this Agreement, or the performance or interpretation thereof, and agree that such suit or proceeding shall be venued solely in Denver, Colorado.

6.9)        Attorneys' Fees. In the event of any legal proceeding arising out of this Agreement, or the performance or interpretation thereof, the prevailing party shall be entitled to recover its reasonable attorneys' fees and costs from the other party.

6.10)      Binding Effect and Assignment. This Agreement shall inure to the benefit of and be binding upon Executive, the Company, and their respective heirs, executors, representatives, estates, successors and assigns, including any successor or assignee to all or substantially all of the business and/or assets of the Company, whether direct or indirect, by purchase, merger, consolidation, or otherwise; provided, however, that this Agreement is personal in nature and Executive, or any beneficiary or legal representative of Executive, shall not assign all or any portion of Executive's obligations under this Agreement.

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6.11)      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement. Facsimile/e-mail signatures shall be deemed the same as originals.

6.12)      Headings and Recitals. The headings in this Agreement are inserted for convenience or reference only, and are not a part of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

VALIDUS VERIFICATION SERVICES LLC

By:	/s/ John Saunders
Its:	Manager

EARL DOTSON

/s/ Earl Dotson
Earl Dotson

14.

Exhibit A
Form of General Release

THIS GENERAL RELEASE ("Release") is entered pursuant to Section 3.2)(c-e) of the Employment Agreement dated as of September 16, 2013, by and between Validus Verification Services LLC (the "Company") and Earl Dotson ("Executive").

Whereas, Executive's employment has been terminated and, pursuant to Section 3.2)(c-e) of the Employment Agreement, Executive is required to execute this Release in order to receive applicable severance payments.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive agree as follows:

1.           Severance Pay. In exchange for the obligations and promises of Executive as set forth herein, the Company will pay Executive the total amount of payments set forth in Section 3.2)(c-e) of the Employment Agreement. Company shall make all applicable and appropriate deductions from this total amount as required by applicable federal, state and local law. Company shall make payment of this amount on the eighth day after Executive executes and returns this executed Agreement to Company. Executive acknowledges and agrees that he is not otherwise entitled to this severance pay, and is receiving this consideration in exchange for the execution of this Release.

2.           Release of Claims. Executive hereby releases and forever discharges the Company from any and all claims, demands, suits, grievances, liabilities or causes of action of any kind whatsoever now existing that in any way relate to, are connected with, or arise directly or indirectly out of the employment of Executive by the Company up to the date of the execution of this Agreement. The claims released and waived by Executive include, but are not limited to, all claims asserted, or which could have been asserted, under federal, state, or local constitution, statute, regulation, ordinance or law that in any way relate to employment, non-vested pension benefits, harassment, discrimination or retaliation in employment, termination of employment, constructive discharge, or personal injury, including, but not limited to: Title VII of the Civil Rights Act of 1964, as amended 42 U.S.C. § 2000e, et seq.; the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §§ 621 et seq.; the Americans with Disabilities Act, 42 U.S.C. §§ 12101, et seq.; the Family and Medical Leave Act, 29 U.S.C. §§ 2601, et seq.; the Employee Retirement Income Security Act, 29 U.S.C. §§ 1001, et seq.; any state or local anti-discrimination statutes; any federal, state or local wage or wage payment law, including specifically the Fair Labor Standards Act, 29 U.S.C. § 201, et seq.; any and all tort and personal injury claims; any claim that the Company breached any contract, express or implied, with Executive, made any misrepresentations to Executive, constructively discharged Executive, discharged Executive in violation of public policy or acted in any way whatsoever in violation of Executive's rights; and any and all claims for attorneys' fees.

Executive agrees not to initiate any legal proceeding or administrative process relating to any matters released herein.

For the purposes of this paragraph, the term "Company" includes the Company and its parent or subsidiary companies, its sister or affiliated companies and related entities, any name under which it does business, and its insurers, owners, successors, assigns, directors, officers, managers, employees and agents.

3.           Older Worker Benefit Protection Act Compliance. Consistent with the provisions of the Older Worker Benefit Protection Act, 29 U.S.C. § 626(f) "Waiver," modifying the Age Discrimination in Employment Act of 1967, Executive and the Company acknowledge and agree that Executive is advised in writing to consult with an attorney prior to executing this Agreement. The parties also acknowledge and agree that Executive has been given at least twenty-one (21) days within which to consider this Agreement. The parties further acknowledge and agree that Executive is given seven (7) days after accepting this Agreement within which he may revoke his acceptance of it if he so chooses.

4.           No Admission. By entering into this Release, neither party admits to any wrongdoing or liability whatsoever and, on the contrary, each expressly denies same.

5.           Severability and Enforceability. This document contains the entire agreement between Company and Executive concerning the waiver and release of all claims of any kind that may currently exist, or may have existed at any time, up to and including the date of execution of this Release. No change or modification hereof shall be valid or binding unless the same is in writing and signed by the party intended to be bound. This Release is to be interpreted to the fullest extent permitted by law. The provisions of this Release shall be deemed severable, and the invalidity or unenforceability of any one or more of the provisions in this Release shall in no way affect the validity or enforceability of any other provision in it. Notwithstanding the foregoing, the provisions, restrictions and obligations of Executive contained in Article IV and Article V of the Employment Agreement shall remain in full force and effect consistent with the terms thereof.

6.           Choice of Law. This Agreement will be governed and interpreted in accordance with the laws of the State of Colorado, without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, having fully understood the terms of this Agreement and desiring to be bound, Executive and Company have duly and voluntarily executed it with full knowledge of its significance and binding effect as this ___ day of ____________, _________:

THE COMPANY:	EXECUTIVE:
Validus Verification Services LLC	Earl Dotson

Name:	/s/ John Saunders	/s/ Earl Dotson
Title:	Manager

2.

SCHEDULE 1
EXAMPLES OF PERFORMANCE BONUS/RAISE CALCULATIONS

EXAMPLE 1	2013 PERFORMANCE MILESTONES	2013 ACTUAL RESULT	QUALIFIES FOR BONUS/RAISE	BONUS	RAISE	BASE SALARY	BONUS	RAISE
REVENUE	$2,215,000	$2,300,000	YES/YES	13.5%	4.0%	$163,194	$22,031	$6,528

EBITDA	$221,500	$205,000	NO/NO	0.0%	0.0%	$163,194	$—	$—

TOTAL BONUS AND RAISE							$22,031	$6,528

EXAMPLE 2	2013 PERFORMANCE MILESTONES	2013 ACTUAL RESULT	QUALIFIES FOR BONUS/RAISE	BONUS	RAISE	BASE SALARY	BONUS	RAISE
REVENUE	$2,215,000	$2,300,000	YES/YES	13.5%	4.0%	$163,194	$22,031	$6,528

EBITDA	$221,500	$230,000	YES/NO	17.5%	0.0%	$163,194	$28,559	$—

TOTAL BONUS AND RAISE							$50,590	$6,528

EXAMPLE 3	2014 PERFORMANCE MILESTONES	2014 ACTUAL RESULT	QUALIFIES FOR BONUS/RAISE	BONUS	RAISE	BASE SALARY	BONUS	RAISE
REVENUE	$2,547,000	$2,450,000	NO/NO	0.0%	0.0%	$169,722	$—	$—

EBITDA	$254,700	$260,000	YES/YES	13.5%	4.0%	$169,722	$22,912	$6,789

TOTAL BONUS AND RAISE							$22,912	$6,789

EXAMPLE 4	2014 PERFORMANCE MILESTONES	2014 ACTUAL RESULT	QUALIFIES FOR BONUS/RAISE	BONUS	RAISE	BASE SALARY	BONUS	RAISE
REVENUE	$2,547,000	$2,600,000	YES/YES	13.5%	4.0%	$169,722	$22,912	$6,789

EBITDA	$254,700	$260,000	YES/NO	17.5%	0.0%	$169,722	$29,701	$—

TOTAL BONUS AND RAISE							$52,614	$6,789